STEVEN MADDEN, LTD. ANNOUNCES THAT STEVE MADDEN WILL REMAIN CEO; APPOINTS DIRECTOR CHARLES KOPPELMAN ACTING CHAIRMAN


LONG ISLAND CITY, N.Y., June 21 /PRNewswire/ -- Steven Madden Ltd. (Nasdaq:
SHOO) today announced that Steve Madden will continue to serve as Chief Executive Officer of the Company. Mr. Madden will temporarily relinquish his role as Chairman of the Board. The Company's Board of Directors unanimously requested that Charles Koppelman assume the position of Acting Chairman of the Board of Directors. Mr. Koppelman, currently an outside Director, accepted the appointment, which is effective immediately.

The Company's Board of Directors met on Wednesday to review charges filed in federal court against Mr. Madden. The Board unanimously agreed that Mr. Madden should continue in his capacity as Chief Executive Officer.

No charges have been filed against the Company or any of its other Officers or Directors. Mr. Madden has denied any improper conduct and will vigorously defend himself against any and all charges.

An outside director of the Steven Madden Ltd. Board of Directors since June 1998, Mr. Koppelman is also Chairman and Chief Executive Officer of CAK Entertainment and CAK Universal Credit Corp., a company that provides financing for the entertainment, sports and licensing industries. Mr. Koppleman is also Chairman of Worldwide Entertainment & Sports Corp. From 1988 to 1997, Mr. Koppelman, who is 60, served as Chairman and Chief Executive Officer of EMI Capital Music, NA.

Mr. Koppelman said, "As a member of the Board since 1998, I have been pleased to be associated with this innovative and creative Company. Steven Madden Ltd. has experienced strong growth and established itself as one of the premier fashion-forward footwear manufacturers and retailers. The Company has a senior management team with tremendous talent and depth of experience. I look forward to working with them even more closely in my new role."

"I am gratified by the support I have received from the Board, our employees and our partners," said Mr. Madden. "I look forward to continuing to serve the Company as CEO and leading our eleven-member design team. Over the coming weeks, we will be working diligently to prepare for the launching of our new line at the WSA Shoe Show in Las Vegas in August."

Rhonda J. Brown, President and Chief Operating Officer, commented, "The outlook for our business remains strong, and we will remain focused on executing our business plans."

Steven Madden Ltd. designs and markets fashion-forward footwear for women, girls and "tween" consumers. The shoes are sold through Steve Madden Retail Stores, Department Stores, Apparel and Footwear Specialty Stores, and on-line @ http://www.stevemadden.com and @ http://www.stevies.com. The Company has several licenses -- including leather sportswear, outerwear, eyewear, hosiery, jewelry, belts, fashion accessories, and handbags -- owns and operates a retail store under its David Aaron brand, and is the licensee for l.e.i. Footwear and Jordache Footwear.

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other unknown factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "anticipates" or "plans" to be uncertain and forward-looking. The forward looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.